As filed with the Securities and Exchange Commission on May 28, 2020

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Schedule TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 1)

AIP Multi-Strategy Fund P

(Name of Subject Company (Issuer))

AIP Multi-Strategy Fund P

(Names of Filing Persons (Offeror and Issuer))

SHARES OF BENEFICIAL INTEREST

(Title of Class of Securities)

N/A

(CUSIP Number of Class of Securities)

Kara Fricke, Esq.

Morgan Stanley Investment Management Inc.

1633 Broadway

New York, New York 10019

(212) 537-1805

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with a copy to:

Allison M. Fumai, Esq.

Dechert LLP

1095 Avenue of the Americas

New York, NY 10036

(212) 698-3500

Calculation of Filing Fee

Transaction Valuation	Amount of Filing Fee
$13,102,666 (a)	None. (b)

(a)	Calculated as the aggregate maximum value of Shares being purchased.
(b)	No fee required, pursuant to SEC No-Action Letter to Ironwood Multi-Strategy Fund LLC et al (publicly available April 20, 2017).

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2), and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or provide the Form or Schedule and the date of its filing.

Amount Previously Paid: None.

Form or Registration No.: Schedule TO

Filing Party: AIP Multi-Strategy Fund P

Date Filed: November 27, 2019

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transactions subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

Introductory Statement

The Fund is currently in liquidation. Pursuant to the Plan of Liquidation, substantially all of the assets of the Fund will be liquidated, known liabilities of the Fund will be satisfied, the remaining proceeds will be distributed to the Fund’s shareholders and all of the issued and outstanding shares of the Fund will be repurchased. For additional information, please refer to the shareholder notice filed with the Securities and Exchange Commission (the “SEC”) on December 20, 2019.

This is the final amendment to the Issuer Tender Offer Statement on Schedule TO filed with the SEC on November 27, 2019 (the “Statement Filing Date”) by AIP Multi-Strategy Fund P (the “Fund”) relating to an offer to purchase shares of beneficial interest of the Fund (“Shares”) in an amount up to 25% of the net assets of the Fund from shareholders of the Fund (“Shareholders”) at their net asset value (i.e., the value of the Fund’s assets minus its liabilities, divided by the number of Shares outstanding) on the terms, and subject to the conditions, set out in the Offer to Purchase and the related Letter of Transmittal. Copies of the Offer to Purchase and the Letter of Transmittal were previously filed as Exhibits B and C to the Statement on the Statement Filing Date.

This final amendment to the Statement is being filed to report the results of the Offer. The following information is furnished pursuant to Rule 13e-4(c)(4) of the Securities Exchange Act of 1934:

1.    Shareholders which desired to tender Shares were required to submit their tenders by 12:00 midnight, Eastern time, on December 27, 2019 (the “Notice Date”). Shareholders were allowed to withdraw any tenders of their Shares until the Offer expired at 12:00 midnight, Eastern time, on January 6, 2020 (the “Expiration Date”).

2.    There were no submissions by Shareholders to repurchase Shares in connection with the Offer and as a result no repurchase payments were made to Shareholders.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

AIP MULTI-STRATEGY FUND P

By:	/s/ Frank Smith
Name:	Frank Smith
Title:	Chief Financial Officer & Treasurer

Dated: May 28, 2020